February 13, 2025

Matthew Reid
Principal Executive Officer
APPlife Digital Solutions, Inc.
50 California St., #1500
San Francisco, CA 94111

        Re: APPlife Digital Solutions, Inc.
            Form 10-K for the Fiscal Year Ended June 30, 2024
            File No. 000-56144
Dear Matthew Reid:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2024
Item 9A. Controls and Procedures, page 15

1.     Please amend your filing to include Management   s annual report on
internal control
       over financial reporting including a statement as to whether or not internal control over financial reporting is effective. Refer to Item 308 of Regulation S-K. In addition, please ensure your future 10-K filings include this disclosure. See Item 9A - Controls and Procedures of Form 10-K.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Amanda Kim at 202-551-3241 or Stephen Krikorian at 202-551-3488
with any questions.
 February 13, 2025
Page 2



                    Sincerely,

                    Division of Corporation Finance
                    Office of Technology